Gary R. Henrie
Attorney at Law

3518 N. 1450 W.                                                                                                                                                                                                                                                                                                                                         Telephone:  702-616-3093
Pleasant Grove, UT  84062                                                                                                                                                                                                                                                                                                                E-mail:  grhlaw@hotmail.com

November 16, 2009

By Filing on EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C.  20549-0404

Re:          Transfer Technology International Corp.
Form 10-K for Fiscal Year Ended December 31, 2008
Filed April 8, 2009
Form 10-Q for the period ended June 30, 2009
Filed August 18, 2009
File No. 0-27131

To Whom It May Concern:

I am securities counsel to the above referenced company (the “Company”).  The Staff issued comments to the Company by letter dated August 28, 2009.  The Company responded to those comments on October 20, 2009.  The Staff responded to the Company’s response around November 2, 2009 with a request the Company respond again with 10 business days.

Due to the travel schedule of the CEO of the Company, the Company requests an additional 10 business days to respond to the second comment letter.

Thank you for your consideration of this request.

Very truly yours,

/s/ Gary R. Henrie

Gary R. Henrie
Transfer Technology International Corp.
Securities Counsel